Exhibit 12.1

HYATT HOTELS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	For the Three Months Ended March 31,
	2013	2012
Earnings:
Pretax income (loss) from continuing operations before adjustment for income or loss from equity investees	$4	$15
Fixed charges	23	22
Distributed income of equity method investees	3	4
Subtract: Interest capitalized net of amortization	1	—
Subtract: Non-controlling interest loss with no fixed charges	—	—

Total Earnings	$29	$41

Fixed Charges:
Interest expense	$19	$18
Interest within rent expense	4	4

Total Fixed Charges	$23	$22

Ratio of Earnings to Fixed Charges (1)	1.3x	1.9x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax earnings or (losses) before adjustments for income or loss from equity investees; and fixed charges include: interest (expensed and capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness and the interest portion of rent expense that is deemed to be representative of the interest factor.